Exhibit 21

Key Subsidiaries of Midway Gold Corp.

A 100% interest in Midway Gold US Inc., a Nevada corporation which in turn owns 99.94% of MDW Pan Holding Corp., a Nevada corporation which in turn owns a 87.53% interest in MDW Pan LLP, a Delaware limited liability partnership.  Midway Gold US Inc., a Nevada corporation also owns 99.99% of MDW-GR Holding Corp., a Nevada corporation which in turn owns a 74.89% interest in MDW Gold Rock LLP, a Delaware limited liability partnership.

A 12.45% interest in MDW Pan LLP, a Delaware limited liability partnership.

A 25.10% interest in MDW Gold Rock LLP, a Delaware limited liability partnership.

A 100% interest in GEH (B.C.) Holding Inc. a British Columbia corporation which in turn owns 100% of GEH (U.S.) Holding Inc. a Nevada corporation which in turn owns 100% of Golden Eagle Holding Inc. a Washington corporation.